# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SKYX Platforms Corp., CIK 0001598981
CUSIP: 78471E105
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Date of event which requires filing of this statement: 08/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-22-004755
Filed by CIK 0001629903

## Reporting persons
- Motek 7 SQL LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 6,118,004; shared voting power 0; sole dispositive power 6,118,004; shared dispositive power 0; aggregate amount beneficially owned 6,118,004 (5.5% of the class)

## Item 1. Issuer
Name of issuer: SKYX Platforms Corp.
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, FL, 33069

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by Motek 7 SQL LLC (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Mansfield Bronstein, PA, 500 Broward Blvd., Suite 1450, Fort Lauderdale, FL 33394.
Citizenship: The Reporting Person is a Florida limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,118,004
Percent of class: 5.5%
Sole power to vote or to direct the vote: 6,118,004
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,118,004
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Motek 7 SQL LLC: /s/ Hillel Bronstein, Hillel Bronstein, Managing Member (08/14/2025)